UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 18, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated July 23, 2007
         CDC Factory Builds Industry Momentum with Record Software Licenses in Q2 2007

1.02     Press release dated July 25, 2007
         China.com Forms Strategic Partnership with China’s Leading Real Estate
         Website

1.03     Press release dated July 31, 2007
         CDC Software’s Human Capital Management Solution Continues Strong
         Adoption by China-Operated Enterprises

1.04     Press release dated August 2, 2007
         CDC Corporation Agrees to Sell Interactive Agency Unit to Aegis Group

1.05     Press release dated August 6, 2007
         CDC Software Ranks #12 as One of the Top Enterprise Software Companies
         on Manufacturing Business Technology’s 2007 Global 100 List

1.06     Press release dated August 7, 2007
         Farm Bureau Insurance of Michigan Selects CDC Software’s Pivotal CRM
         Applications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: August 7, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated July 23, 2007 -- CDC Factory Builds Industry Momentum with Record Software Licenses in Q2 2007
1.02	Press release dated July 25, 2007 -- China.com Forms Strategic Partnership with China’s Leading Real Estate Website
1.03	Press release dated July 31, 2007 -- CDC Software’s Human Capital Management Solution Continues Strong Adoption by China-Operated Enterprises
1.04	Press release dated August 2, 2007 -- CDC Corporation Agrees to Sell Interactive Agency Unit to Aegis Group
1.05	Press release dated August 6, 2007 -- CDC Software Ranks #12 as One of the Top Enterprise Software Companies on Manufacturing Business Technology’s 2007 Global 100 List
1.06	Press release dated August 7, 2007 -- Farm Bureau Insurance of Michigan Selects CDC Software’s Pivotal CRM Applications